

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 2, 2009

<u>**Via U.S. mail and facsimile**</u>

Thomas J. Matthews
Chief Executive Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> RE:  **International Game Technology**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 2, 2009**
> **File No. 001-10684**

Dear Mr. Matthews:

     We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Current Executive Compensation Program Elements – Base Salaries, page 21

1. We note your disclosure that "[i]n September 2007, the Compensation Committee approved 5% increases in base salary for each of your Named Executive Officers."  However, based on your summary compensation table, Messrs. Moro and Siciliano received base salary increases of 20% and 24.5%, respectively.

Please discuss your reasons for increasing the base salaries of these two NEOs by a significantly higher rate than the others.

\*          \*          \*

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to this comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,


Jay Ingram
Legal Branch Chief